Exhibit 99.9

Nanded, India Deploys NICE Safe City Solution to Protect Citizens,
Visitors and Historical Sites

Using NICE Situator and NiceVision the city has set up a centralized control room for managing daily operations as well as emergency response

RA’ANANA, ISRAEL, September 29, 2014 – NICE Systems (NASDAQ: NICE) today announced that it has deployed its Safe City solution in Nanded, India, a city with over half a million citizens. NICE’s solution provides Nanded’s law enforcement agencies real-time situational awareness for both day-to-day operations and disaster handling.

At the heart of the Nanded Safe City project is what has aptly been named the C-Cube, the command, control and communication center located in the city’s police headquarters. NICE Situator, NICE’s PSIM/Situation Management solution, is the backbone of C-Cube’s 24/7 monitoring. Nanded Safe City also includes NiceVision intelligent IP video surveillance and crowd control video analytics.

The crowd control video analytics allow police to identify potential safety threats stemming from overcrowding, an ongoing concern due to the city’s influx of visitors. Situator’s ability to maintain, manage and enforce pre-configured standard operating procedures (SOPs) enables Nanded law enforcement to provide consistent, effective and compliant responses to unfolding security and disaster management events. Uniquely, Situator supports multi-language interfaces, so the system and SOPs are in the local Marathi language.

Mr. G Sreekanth, Municipal Commissioner of Nanded City
“Nanded’s historical and religious significance make safety and security a high priority. The C-Cube was designed to facilitate better communications between law enforcement officials and the public, and to centralize safety and security management. With NICE’s support, we were able to bring our vision to fruition and even create a public address system that allows us to communicate quickly with our citizens. Although we just launched C-Cube, we’re already seeing an improvement in security, operations, communications, and the way incidents are handled.”

Chris Wooten, Executive Vice President, NICE Security Group
“We’re pleased to be helping the City of Nanded enhance the safety and security of its residents, guests and historical sites. This deployment reinforces our expertise in helping cities around the world manage day-to-day events, as well as large-scale incidents, from both a security and operational perspective. As more cities seek to become ‘safe cities,' they can look to Nanded as another example of how centralized situation management solutions can improve communication, collaboration and incident response.”

The C-Cube Safe City concept was developed together with consultant MIPL, Mr. D. Sivanandhan, IPS retd. (former CP Mumbai & former DGP, Maharashtra), and system integrator Samarth Security Systems (India) Pvt. Ltd.

NICE’s security solutions help organizations capture, analyze and leverage big data to anticipate, manage and mitigate security and safety risks, improve operations, and make the world a safer place. The NICE security, intelligence and cyber offerings provide valuable insights that enable enterprises and government agencies to take the best action at the right time by correlating structured and unstructured data from multiple sensors and channels, detecting irregular patterns, and recognizing trends. The solutions have been deployed to help secure a broad range of organizations and events, such as banks, utility companies, airports, seaports, city centers, transportation systems, major tourist attractions, as well as sporting events and diplomatic meetings.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez + 972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Wooten, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.